SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF DECEMBER, 2004


                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                 30 HASIVIM STREET o PETAH TIKVA 49133 o ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F |X|                      Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

       Yes |_|                           No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated herein are the following documents:

1. Registrant's Audited Consolidated Financial Statements as of December 31, 2003, attached as Exhibit 1 hereto, revised to give effect to the reclassification of ECtel Ltd. as discontinued operations, including the report of Somekh Chaikin, a member of KPMG International, Independent Registered Public Accounting Firm.

2. Report of PricewaterhouseCoopers, Independent Registered Public Accounting Firm, dated March 23, 2004, relating to the financial statements of Veraz Networks, Inc. as of December 31, 2003 and for the year then ended, attached as Exhibit 2 hereto.

3. Registrant's Interim Consolidated Financial Statements (Unaudited) as of September 30, 2004, attached as Exhibit 3 hereto, which includes a revised balance sheet as of December 31, 2003 in light of the reclassification of ECtel Ltd. as discontinued operations.


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

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ECI TELECOM LTD.
                                        (Registrant)


                                        By:    /s/ Martin Ossad
                                               -------------------------------
                                        Name:  Martin Ossad
                                        Title: Corporate Vice President and
                                               General Counsel


Dated: December 15, 2004


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